

May 12, 2015

Bohn H. Crain
Chief Executive Officer
Radiant Logistics, Inc.
405 114th Avenue S.E.
Bellevue, WA 98004

      Re: Radiant Logistics, Inc.
             Registration Statement on Form S-3
             Filed May 4, 2015
             File No. 333-203821

Dear Mr. Crain:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement Cover Page

1. Please refer to footnote 1 of the Calculation of Registration Fee table. We note your disclosure that "[a]ny securities registered under this registration statement may be sold separately or as units." We note that the Calculation of Registration Fee table does not list units as a registered security. We also note that the prospectus and specifically the cover page, the Description of Securities to be Offered section on page 18 and the filed legal opinion do not reference units. Please revise the registration statement and filed legal opinion as applicable.

Exhibit 5.1

2. We note that the Form of Indenture filed as Exhibit 4.2 and any debt securities issued pursuant to such indenture are to be governed by New York law. We also note that counsel has limited its opinion to Delaware law. As debt securities are contractual obligations, counsel must opine on the law of the jurisdiction governing the agreements pursuant to which the debt securities are issued to determine whether or not it is an enforceable contract and, therefore, a binding obligation. Please have counsel revise its opinion to cover New York law or, alternatively, provide a separate New York law opinion with respect to the debt securities. Refer to Section II.B.1.e of Staff Legal Bulletin No. 19 dated October 14, 2011 for further guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Stephen M. Cohen, Esq.
       Fox Rothschild LLP